Filed by Willis Group Holdings Limited pursuant

to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934, as amended.

Subject Company: Hilb Rogal & Hobbs Company

Subject Company’s Commission File No.: 000-15981

June 9. 2008 / 10:00AM, Willis Group Holdings Limited to Acquire Hilb Rogal & Hobbs Company - Conference Call

MANAGEMENT DISCUSSION SECTION

Operator: Welcome and thank you for standing by. [Operator Instructions] Today’s conference is being recorded. If you have any objections you may disconnect at this time. I would now like to turn the meeting over to Kerry Calaiaro, Director of Investor Relations. Thank you. You may begin.

Kerry K. Calaiaro, CPA, Director, Investor Relations

Thank you, and welcome to our conference call and webcast at willis.com to discuss the transaction announced last night. A copy of the press release, as well as this morning’s presentation materials, have been posted on the Investor Relations section of our website. Our call today is hosted by Joe Plumeri, Willis Chairman and CEO. We are also joined this morning by Mell Vaughan, Chairman and CEO of Hilb Rogal & Hobbs Company, and Pat Regan, Willis’ Chief Financial Officer.

This call will be available by replay starting at approximately 12 PM Eastern Time through July 9, 2008, at 11:59 PM Eastern Time by calling 888-568-0743 or 402-998-0215 outside the US, with no pass code, or by accessing the website. If you have any questions after the call you can reach me directly at 212-915-8084.

As we begin our call, let me remind you that we may make certain statements relating to future results or events, which are forward-looking statements as that term is defined by the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks, events and uncertainties that could cause actual results to differ materially from historical results or those anticipated. We refer you to the cautionary note in our press release, and additional information concerning risk factors that could cause such a difference can be found in the company’s documents filed with the Securities and Exchange Commission from time to time. All subsequent written and oral forward-looking statements concerning Willis, Hilb Rogal & Hobbs or the merger attributable to Willis or Hilb Rogal & Hobbs or any person acting on their behalf are expressly qualified by these cautionary statements.

I’ll now turn the call over to Joe.

Joseph J. Plumeri, Chairman and Chief Executive Officer

Good morning, everyone. Thanks, Kerry. Good morning, everyone, and thanks for joining us on the call. As you know we’ve announced an agreement with Hilb Rogal & Hobbs, or HRH, to combine our two organizations, and I want you to know this is a thrilling day for all of us. This transaction more than doubles Willis’ North American revenues in a very complementary manner.

The transaction will create a more robust and diversified global company with tremended (sic) [tremendous] added strength in key markets and business lines. Our plan on Shaping Our Future called for enhancing our presence in major markets, increasing our employee benefits, increasing our personal lines, and a lot of other things, which this transaction does for us.

I’m thrilled to be here with Mell and Pat to brief you on the transaction and answer your questions about this dynamic, growth-driven transaction. I’m also joined today by Don Bailey, CEO of Willis North America and by Mike Crowley, President and Chief Operating Officer of HRH, who is on this call from Richmond.

Let me tell you, we believe this is a compelling transaction, both strategically and financially. It’s truly transformational for our North America business. Only HRH has the scale and fit in attractive growth areas to take our business, we think, to the next level. It will position us to accelerate growth, building on strong performance momentum we’ve achieved through Shaping our Future. Together we’ll be able to offer our clients the best of both worlds. Willis brings global reach and expertise while HRH brings added talent and local market presence. All this should translate into increased value for our shareholders.

Now let me go to the slide four, what you see on your screen and discuss that. The combined company will have a stronger more diversified platform, particularly in North America where our revenues would double. We’ll boost our presence in all the key growth areas, including California, Florida, Texas, Illinois, New Jersey, New York, Boston and Philadelphia, among others. If you looked at Willis, those were the areas where we thought we could have a greater presence and Hilb Rogal brings great presence to those areas, terrifically complementary, right on.

We’ll double the revenues of our North American Employee Benefits business, which as you know, if you’ve heard me in the past, is a strong initiative for us in growing that business because that business, we believe, is a wonderful hedge to the vagaries of the pricing markets that we go through, a strong area of expertise for us that we’ve already targeted for growth.

We’ll also add depth and breadth to other key practice areas, such as personal lines, which will more than triple. Real estate, health care, environmental, construction, complex property, which Hilb Rogal is great at, executive risk, as well, where they have great presence and are very good at. So the complementary forces here just couldn’t be better.

Willis also brings a global footprint and a great specialist expertise to benefit HRH’s retail network. We have a saying here at Willis, what we call it Glocal, global resources delivered locally, and this couldn’t fit better if we really wrote it down on a script in the way we wanted it to come out. Outside the US, we’ll be adding HRH’s London-based operations to further expand the range of our specialty expertise and blend in real well with the things that we do in London and really anticipate welcoming what [inaudible] does for our business in London and hopefully help theirs as well.

Overall, we’ll greatly strengthen our leadership as a middle market broker and reinforce our large accounts practice. Most of our business is middle market business, both in the United States and around the world. We have a great large accounts presence as well so what this does, is strengthen us where we want to be strong, which is in the middle market, and reinforces our capability in large accounts as well. That couldn’t work any better.

And financially, joining forces with HRH will put us in an even stronger position to drive significant benefits for Willis shareholders which you’ll see, hopefully, evolve as this presentation goes forward. We expect the transaction to be immediately accretive to cash earnings per share and accretive to GAAP earnings per share in year two. The enterprise value of 2.1 billion represents an attractive valuation of 2.4 times estimated 2008 revenue and less than 10 times estimated 2008 EBITDA, and we expect to achieve annualized synergies of 100 million in 2010 through integrating our operations.

Now this only represents about 8% of North America’s pro forma expense – 2007 expense base on a combined basis and about 3% of the pro forma combined companies on a global basis. As lot of you know when you look at transactions, you look at 15 to 20% of the expense base in synergies to make the thing work and we saw that when you come in at 7% to make the thing work, that was very, very attractive for us from a financial point of view.

We also believe that post integration, we will achieve 40 million of annualized synergies by taking our Shaping our Future initiatives by looking at Shaping our Future Retail which is the efficiencies in our retail branches, Shaping our Future Marketing, greater presence in terms of marketing transactions, and get additional 40 million out of imposing, if you will, those strategies on the combined efforts. So as we went along and looked at this, the fit became much clearer and much more comfortable every step of the way.

Our financial projections over the next two years are really reasonable, and I want to spend a second talking about that, based around the following main assumptions. First assumption is that Willis’ existing business is hitting its Shaping our Future operating margin targets. We just assume that we’re going to hit that as the first assumption. Second assumption, which is very conservative, is that HRH’s EBITDA stayed basically flat from estimated 2008. Sometimes people do transactions and they generously throw in gross assumptions for the companies that are acquired to make things work out right. We have made no assumptions in that regard. We assume that HRH will stay flat.

I know at this stage also that – I should talk about because it’s a question, the whole issue of contingents, because I’ve gotten that question from a few people earlier about, in three years, what’s going to happen when the contingents go away. They’ve got about 40, 50 million of contingents that are included in this transaction, which we’ll be allowed to take by the amendment that was signed a little while ago by us with the Attorney General. Understand that a contingent is nothing more than increased commissions that you get from placing business with an insurer. We believe that we should get paid that anyway simply because of our ability to do transactions.

If you take the combined amount of premium that we place into the market in North America between Willis and Hilb Rogal, it’s close to $20 billion. What that amounts to in three years is nothing more than 25 basis points more of commission on the 20 billion, which is not a lot to ask for. So we feel pretty comfortable that we could get 25 basis points on 20 billion which comes out to be 50 million which would make us even with the contingents, just by placing the business for no contingent reason. So we’re fairly ecstatic about that. Generating 100 million of synergies from the combined businesses, I already told you we think that that’s very reasonable, and then starting in 2010, applying Shaping Our Future to the HRH business. So the assumptions, I wanted to make sure that I went over with you, are not generous, they’re not liberal. They’re not crazy to make things work. We feel very, very good about our assumptions.

The combination of these two, of these, would generate approximately 1.2 billion of EBITDA in the combined company by 2010 which represents incremental EBITDA of more than 300 million. In other words, we are buying estimated incremental 2010 EBITDA at a multiple of less than 10 times EBITDA, which made it very attractive for us to do this transaction. So the case for this transaction is very powerful and Willis is ready and able to make this move. I want to reiterate, if you take the 300 million and you take the purchase price, that comes in at seven times, less than seven times, EBITDA. So we think that we have a track record of profitable growth and operating excellence, and we’ve consistently delivered pure leading organic revenue growth and operating margins. Now we’re taking a major step toward creating the best insurance brokerage company in the world by adding HRH’s complementary strengths and geographic footprint, and we will have one of the strongest global franchises in our industry.

Now Slide five, it covers the details of the transaction. I would just like to highlight a few things, and Pat Regan will go over them in more detail later in the call. Willis will acquire HRH for $46 per share, 50% in cash and 50% in stock. This represents an equity value of 1.7 billion and an enterprise value of 2.1 billion. We expect to close in the fourth quarter of 2008. The fully-funded purchase will be financed with a $1 billion senior credit facility and a 1.25 billion bridge financing. We expect to remain investment grade status at both Moody’s and Standard & Poor’s. And the next few slides gives overviews of how our companies look today and underscore why we believe that this transaction makes sense strategically and financially.

On to Slide seven now, as you all know, Willis is a global broker with revenues last year of 2.6 billion. Our financial track record is strong and we currently have about 30% of total revenues in North America. On Slide eight, you can see we have a good mix of business from Commercial P&C, Specialist Expertise, Reinsurance and Employee Benefits. Turning to slide 9, HRH is a US-based middle market focused broker with great national footprint. HRH had total revenue last year of 800 million. About 85% of the business comes from domestic retail clients.

On Slide 10, you see they have a great mix of Commercial P&C, Employee Benefits, Personal Lines and MGAs. Clearly, what’s most important here is what the new company is going to look like and where we expect that we’ll go as a result of this powerful business combination.

Turning to Slide 12, with annual worldwide revenues now of nearly 3.4 billion, the combined company will enhance our fiscal presence and gain critical mass in key markets. We will grow our business as we leverage unique specialty expertise throughout our retail network, and we will add value to the franchise as we implement our successful Shaping our Future strategy for profitable growth across HRH.

Slide 13 shows the top ten US and global brokers. On a pro forma basis, we will have a healthy third position in both the US and globally.

Turning to Slide 14, HRH’s broad US footprint will significantly expand Willis’ already extensive retail platform. You can see all the dots are where they should be, where the population is the most dense and most commercially acceptable. This combination will boost the contribution from the US business to our overall revenue from 30% in 2007 to a much more balance estimated 45% of our worldwide revenue, perfect, 55% outside the United States, 45% in the United States, perfectly balanced. That is terrific. I guess you can feel my enthusiasm, hopefully you can.

This combination will significantly enhance our position in key geographic areas that we have targeted, long targeted. It will double our presence in California, Pennsylvania and New York/New Jersey and more than double our position in Illinois, Texas and Florida. In fact, Willis improves to a top three ranking in 15 of the 20 largest markets in the US on a pro forma basis, up from a top three in just five of the 20 largest markets before this transaction, again, another great statistic that validates what we’re both doing here.

Turning to Slide 15, we’ll also see a positive rebalancing of our revenue mix by business lines. Going forward, the Reinsurance businesses, which in 2007 accounted for 15% of Willis’ revenue will go to 12% of the revenue of the combined company. Meanwhile, the Employee Benefit business will increase from 10% of Willis’ current revenues to 13% of the revenues on a combined company basis, which is exactly what we wanted to have happen. This has been a targeted growth area for the company, and we have continued to make investments with a goal to grow employee benefits to a $1 billion business.

We’ll also see further expansion of the specialty services we offer for clients globally with the addition of HRH’s international operations based in London. Last year, HRH generated 800 million of revenue, of which 57 million came from its London-based operations.

We will go from 20 million to about 70 million in personal lines in the combined company, which is really great about this is, our business is about 20 million which is usually high net worth individuals, fine art, jewelry, bloodstock, HRH’s business is much more broad-based than personal lines. So now both of us have the ability to not only go after a broad based-personal lines business, but high net worth business at the same time because of the complementary expertise we have in fine art, jewelry and bloodstock which is all located in London. The wholesale segment includes a good MGA, which should complement our own shaping our future growth initiative here.

While Willis’ revenues are about 65% commissions and 35% fees, HRH has a higher mix of commission-based revenues at 85%. On a pro forma basis, our mix will be about 70% commissions and 30% fees, well positioned for the next cycle term.

Before I turn the call over to Mell to give you a few comments on why this transaction is good for HRH, its associates and shareholders, I just wanted to say that it’s been my great privilege to have worked closely with you and many of your colleagues over the past weeks. You don’t do a transaction like this unless you get real close the people that you’re going to be in business with.

We absolutely have a strong sharing of the commitment to the best client service and I really look forward to working with you, Mell, and your team to bringing these two great companies together. It’s really been fun working with you to make this transaction happen. Your people have been terrific and it’s a real honor to be in business with you. Mell?

Martin L. Vaughan, III, Chairman and Chief Executive Officer, Hilb Rogal & Hobbs Company

Thank you, Joe. We feel exactly the same about you and your team. We’ve had a – it’s been a great experience.

All of us on the board and the senior management team at HRH believe strongly that this combination with Willis is the best way we can improve further on the exceptional services we offer our clients. It’s the best we can continue to grow and prosper in a highly competitive industry and it’s the best way we can deliver significant value to our shareholders.

Over the past 26 years we’ve built a company committed to providing customized and innovative solutions to every client. In working closely with Joe and his team, I’ve come to know that Willis shares our values and our passion for clients and their businesses.

Now we’re charting a new way forward by combining forces with Willis. Our two companies are an outstanding strategic fit. We are uniting HRHs complementary geographic footprint that you’ve seen with Willis’ strength in key global specialties. Specialties such as aerospace, energy, construction, financial institutions and executive risk along with the Willis client advocate service model.

In particular, our 140 offices and 4,200 associates in the US will make the combined company a powerful competitor in North America as well as globally. HRH will also enhance Willis’ already strong Employee Benefits business, as Joe has mentioned. This will result in a stronger global franchise foe the benefit of all of our clients. We are already developing detailed plans with Willis to make sure that the integration process is smooth and seamless for our clients once the transaction closes.

Finally, let me underscore for HRH shareholders that this combination with Willis has the full support of the board and the senior management of HRH, as the best way to maximize the value we’ve created over the last two and half decades of hard work at HRH.

Back to you, Joe.

Joseph J. Plumeri, Chairman and Chief Executive Officer

Thank you, Mell. I appreciate those comments.

Now let me turn things over to our CFO and COO, Pat Regan to walk you through the numbers.

Patrick C. Regan, Group Chief Operating Officer and Chief Financial Officer

Thank you, Joe, and good morning, everyone. I’m going to expand on the transaction structure and also run through some of the financial details that underscore why we think this transaction is financially, as well as strategically, compelling for Willis.

Turning first to the financial structure on Slide 17, under our agreement with HRH, Willis will acquire 100% of the outstanding common stock of HRH for $46 per share. The consideration will be 50% in cash and 50% in stock. The transaction has been structured so that the stock element is tax-free for HRH’s shareholders.

The stock portion of the transaction has been structured as fixed value with a 12% collar. That is, if Willis’ share price increases or decreases up to 12% in the period from signing to closing, the aggregate consideration remains at $46 per share. If, however, the Willis share price increases or decreases more than 12%, the stock portion of the consideration would adjust based on the value of Willis’ stock. This represents an equity value of approximately 1.7 billion, split 850 million in stock and 850 million in cash. The enterprise value is $2.1 billion as Willis will assume and refinance approximately $400 million of HRH debt as part of this transaction.

Turning now to Slide 18, the overall transaction will therefore be financed with 850 million of equity and approximately $1.4 billion of new debt. It is also our intention to buy back the majority of the $850 million of stock that we issue as part of this transaction. We intend to do this buyback over the next 12 to 18 months following the close using free cash flow and some incremental debt. To facilitate this, we have fully underwritten banking facilities totaling $2.25 billion, comprised of a senior credit facility of $1 billion and a bridge facility of $1.25 billion.

We have spoken to both Moody’s and Standard & Poor’s about the transaction structure and the proposed financing. Both Moody’s and Standard & Poor’s are expected to confirm our investment grade status.

We believe that the overall transaction structure of 50/50 cash and stock, combined with the stock repurchase program, provides a great combination for HRH and Willis shareholders. The HRH shareholders get cash and tax free stock to share in the upside going forward. This structure also creates value for Willis shareholders by buying back stock, while at the same time maintaining financial flexibility.

The $2.1 billion enterprise value represents a multiple of 2.4 times 2008 estimated revenues and less than 10 times 2008 estimated EBITDA. We believe that buying actual rates at these values represents a compelling use of financial leverage, even when compared to stock buybacks.

As Joe mentioned, our financial projections over the next two years are based around the following assumptions: Willis’ existing business hitting its Shaping our Future operating margin targets of 26% in 2009 and 28% in 2010; HRH’s EBITDA staying basically flat from the estimated 2008 level; generating $100 million of synergies from the combined business and starting in 2010, applying Shaping our Future to the HRH businesses to generate $40 million of benefits by 2012.

The combination of these would generate over $1.2 billion of EBITDA in the combined company by 2010, which represents incremental EBITDA of well over $300 million. In other words, we’re buying that incremental estimated 2010 EBITDA to a multiple of approximately 6.5 times. The result of this is the transaction is expected to be cash accretive from year one with cash accretion expected to be 14% by year three.

On a GAAP basis, the transaction is expected to be slightly dilutive in year one, 2% accretive by year two and rising to 6% accretion by year three. It is also important to note that the transaction is GAAP and cash accretive against our previously issued guidance, which assumed a $1 billion stock buyback.

Turning to our other underlying financial assumptions in a bit more detail. The K assumptions were as follows: we’re targeting about $100 million of synergies as a result of the transaction with approximately 50% realized in 2009 and 100% in 2010. This represents approximately 8% of the pro forma combined North American operating expense base or 3% of the combined pro forma global operating expense base.

We conducted detailed work on the areas to generate these synergies, including overlapping corporate costs, duplicate systems costs, duplicate public company costs, use of our operating hubs, combined purchasing power, real estate and many other efficiencies.

After we’ve completed most of the integration work, we also plan to start applying Shaping our Future to the HRH business. We estimate this will generate an additional annualized benefit of $40 million by 2012. This will include any shifts such as client profitability, client efficacy, use of the Willis quality index, Shaping our Future retail and Shaping our Future marketing.

As you may be aware, HRH accepts contingent commissions. Consistent with the agreement that Willis reached last week with the New York State Attorney General and the New York State Department of Insurance and in keeping with Willis’ commitment not to accept contingent commission, Willis will phase out HRH’s contingent commissions over three years.

We are, however, highly confident that given our work on Shaping our Future marketing that over the three years we will be able to offset the contingents with higher commission levels.

Having all of the benefits of the transaction together brings us to our revised financial targets, as seen on Slide 19. We’ve presented these targets assuming that we close the transaction by 31, December 2008, although we hope it will close earlier in the fourth quarter. Secondly, we assume that these figures exclude the impact of one-time costs associated with the transaction, which we expect will be no more than $75 million in total.

Taking into account these two considerations, our new financial targets are as follows. The impact of deal amortization will reduce the combined operating margin to 24% in 2009 and 27% in 2010. However, you can see that the operating margin excluding deal amortization is expected to hit 25% in 2009 and 29% in 2010 as we achieve the targeted synergies.

Our operating margin targets take into account HRH’s standalone operating margin of approximately 20% in 2009. As I say, we continue to expect that the operating margin for the existing Willis business will hit 26% in 2009 and 28% in 2010.

The revised adjusted earnings per share targets become $3.15 to $3.25 in 2009 and an increase to $4.05 to $4.15 in 2010. These targets assume we will continue with our stock buyback program. As I mentioned earlier, it is our intention that we will buy back the majority of the shares issued in this transaction over the 12 to 18 months following the close.

In summary, the financial rationale for combining Willis and HRH is very compelling, both for Willis and for our shareholders.

With that, I’ll turn the call back to Joe.

Joseph J. Plumeri, Chairman and Chief Executive Officer

Thank you, Pat. Turning to Slide 20, I want to give you a clear picture of how the leadership of the combined company will look.

I am pleased to say that our new organization in North America will be renamed Willis HRH. It will be led by Don Bailey, who currently is CEO of Willis North America, as Chairman and CEO. Mike Crowley, currently HRH’s President and Chief Operating Officer will be President of Willis HRH and Mell Vaughan will become Vice Chairman of the Willis Group assisting in the integration and assisting in putting the two companies together, and also I’ll call upon him for his advice on an ongoing basis and I look forward to that, Mell.

To Slide 21, before we take questions, I just want to reiterate the key reasons why this transaction is so compelling, both strategically and financially. It will accelerate our growth and increase the value we deliver to clients through a stronger, more diversified global platform. It will greatly strengthen our North American and London operations; add depth and breadth to key practice areas like employee benefits; strengthen our middle market leadership, which is critical because we think that’s where the battle will take place and reinforce our large account presence.

It brings these key benefits as a purchase price with attractive multiples. I went through the multiples; Pat went through the multiples, we think it was so attractive. We did it a couple of times to make sure that you got it. It enables us to achieve substantial synergies and it will be immediately accretive to cash earnings and our assumptions, I think as we’ve said again twice, are extremely reasonable.

As you can tell, I’m really excited about this transaction. I just can’t wait to get started. Between Willis and HRH, we have the best people in our business and I think a very winning strategy. So I know we’re going to make the combined company a resounding success, and now I’ll open the call up to any questions that you might have. Thank you.

QUESTION AND ANSWER SECTION

Operator: [Operator Instructions]. Our first question or comment comes from Ronald Bobman. Your line is open and please state your company name.

<Q – Ronald Bobman>: Hi, Capital Returns. Thanks a lot and congratulations.

<A – Joseph Plumeri>: Thank you, Ron.

<Q – Ronald Bobman>: I had a producer retention question at HRH. I was wondering – [inaudible] selling agencies have received some portion of their proceeds in stock or stock-like consideration or producers at HRH have some stock-like consideration in their pay, their bonuses et cetera. Will any of that accelerate? And what are your plans in an essence to ensure retention is the root of it? Thanks a lot and best of luck.

<A – Joseph Plumeri>: I’ll let Mell answer the question about whether they get any of their compensation in options, but they will all board best when the transaction take place if they do in fact have any, but Mell, you can answer with that. That question’s...

<A – Martin Vaughan, III>: Sure, Joe. Over the years, at HRH, we have offered options to our producers and executives, so our options have gone fairly well down through the company. We also have employee stock – a special employee stock purchase plan. And I think the last time I checked there were 65 or 70% of our employee force participated in that, and of course, we have HRH stock within our 401k. So all of those shares will be fully vested upon the completion of the transaction, and of course, in most of those cases, those folks’ll have the option of electing, as the shareholders will, for cash or to continue on with the Willis shares, which I hope everyone will do.

<A – Joseph Plumeri>: Thanks, Mell. As it relates, Ron, to your second part of your question about retentions, the answer is yes, we will put a retention plan into effect. We’re formulating that now as we speak. We plan to do that probably on a selective basis but yes, there will be a retention strategy that we employ and we’ll announce very soon.

<Q – Ronald Bobman>: Thanks.

Operator: Thank you. Our next question or comment comes from Keith Walsh. Your line is open and please state your company name.

<Q – Keith Walsh>: Hi, good morning, everyone. Keith Walsh at Citi.

<A – Joseph Plumeri>: Hi, Keith.

<A – Martin Vaughan, III>: Hi, Keith.

<Q – Keith Walsh>: How are you doing, Joe? Hi, Mell.

<A – Joseph Plumeri>: Good, thanks.

<Q – Keith Walsh>: Two questions. First on retention around accounts, when I think about your business you guys and HRH definitely overlap to a certain degree in the US, customers made a conscious choice to go with HRH. Now they’re getting forced to choose Willis. Is there some sort of a shock lapse that we should be assuming with potentially customers leaving? And then I’ve got a follow-up.

<A – Joseph Plumeri>: Oddly enough, when I say oddly and I mean that in a positive way, as we’ve gone through our discussions, we haven’t run into lot of overlap. I mentioned earlier, Keith, that geographically the overlap was only 24 places out of 210 and secondly, as we’ve gone through accounts and we’ve talked about accounts, et cetera, there are very few places where we both have account competition, if you will. So I think this is going to be one transaction where we don’t really bump into each other a lot, where we got to make decisions as to who handles the account or on what side. I used to run into that account when I was in – that problem when I was in your business all the time, especially with the large presence that we had after these deals, but we don’t find a lot of that at all and I’d be very surprised that we have that kind of problem.

<Q – Keith Walsh>: Okay, great. And then a second one, just about the going from the contingent to the full commission model. Let’s say I fully accept that you can get those that 50 million. There’s a big difference in profitability though, I’m assuming, when you take those contingents, which are probably pure profit, and then you’re going to convert them to regular commissions. Let’s say it’s five times difference as far as the commissions are concerned, the profitability levels, how do you get that profitability even if you get the same revenue dollar amount? That’s what I’m concerned about.

<A – Joseph Plumeri>: I really don’t think – I mean you’re talking about a 20% or so differential in the two numbers, from pure profitability to then having to pay out a producer, if you will. So it’s really not that much. It’s in this case, call it $10 million. I really think people underestimate the opportunities that we have. All a contingent is, as I said before, is getting paid for putting business with a particular carrier. I never said that we shouldn’t get paid. I just said we shouldn’t get paid to do that. And when I look at the purchasing power that we have on a combined basis, which is $20 billion. I think you can make a compelling base that three years from now that we’re able to get 25 or 50 basis points. Let’s say right now, as an example, Keith, we get 10% commission on all the business that we place. All I’m suggesting is, is if we get 10.25 or 10.50, 10.50 would give us 100 million of additional commissions on the premium base that we have. In three years, I got to believe that with our combined ability to purchase and coordinate that purchasing, I feel very comfortable we’ll be able to do that.

<Q – Keith Walsh>: All right. I guess the question really is getting to isn’t there a different payout to producers for a contingent commission relative to a regular commission?

<A – Joseph Plumeri>: No, I think you put it in the mix and the mix is, as you payout on commissions that are generated, contingents obviously are something that is a deal between the company and the insurer and as I said, the difference is you pay out a commission of 20% to the producer and you don’t pay out on the contingent, it’s just 20%. I think we can make 10 million up, as I said before, if 50 million is your base. I just don’t see that as a big deal.

<Q – Keith Walsh>: Okay. Thanks.

Operator: Thank you. Your next question or comment comes from Dan Farrell. Your line is open and please state your company name.

<Q – Dan Farrell>: Hi, and that’s FPK. Can you just comment on where you’re calculating your leverage ratios going post the deal either on debt-to-EBITDA or debt-to-cap or both?

<A – Patrick Regan>: Sure. This is Pat here. Immediately post close, we’ll be a little bit above 3. So we’ll be about 3.2 times debt-to-EBITDA and then we see that reducing over time obviously.

<Q – Dan Farrell>: Okay. Is there a ceiling that you can go to? Or are you pretty much right at that ceiling with the 3.2?

<A – Patrick Regan>: I won’t give you specific numbers in terms of – we feel very comfortable at operating tat hat kind of level. That’s still a pretty, I think is still a kind of very reasonable level for a company of our sort. Obviously, as we plan, we’ll be throwing off some big amounts of free cash flow as we go forward. So our ability to deleverage going forward is still pretty good. So anything around 3 times I think is pretty reasonable.

<Q – Dan Farrell>: Okay. And then secondly, can you comment on margins specifically within North America business including HRH? I think North America was running around 19% margins. And HRH ex the contingence, once the contingence laps off over the next few years, where do you see overall margins blending in at?

<A – Martin Vaughan, III>: Well, that 19% North America that we achieved, as you know, was up 500 basis points over the last couple of years, 300 basis points in one year. We believe that with the synergies that we talked about with the procurement power that we have, with the ability to generate more business and all of the synergies, which we think are conservative, remember that, that number of 7% that I mentioned on a combined expense base in North America we think is very conservative. If you put all that in the mix plus the practices and the employee benefits and everything else, we think we can get to the mid 20s without contingents and without supplemental compensation.

<Q – Dan Farrell>: Okay, great. Thank you very much.

<A – Martin Vaughan, III>: You’re welcome.

Operator: Thank you. Our next question or comment comes from Matt Heimermann. Your line is open and please state your company name.

<Q – Matthew Heimermann>: Hi, good morning, everyone. JPMorgan.

<A – Joseph Plumeri>: Morning, Matt.

<A – Martin Vaughan, III>: Hi, Matt.

<Q – Matthew Heimermann>: Hi. I had just a couple quick – or one strategic question maybe we’ll get out of the way and then a couple numbers questions. But Hilb has had a bit of a different strategy, maybe a bit more acquisition intensive than Willis, certainly over the last couple of years. Can you talk about how that will change or stay the same with the combined organization?

<A – Joseph Plumeri>: Yes, I will tell you that this is a massive combination. I think somebody told me it’s the largest in the last decade. We think that if we concentrate on the synergies, we concentrate on what’s best about both companies, we concentrate on our people, we keep our head down and we focus on the integration plan and all the things we’re talking about, that’ll keep us occupied for quite sometime. So I don’t think you’ll be looking at any more acquisitions from us. People have asked me already today, what took you 7.5 years to make an acquisition like this. I guess, a lot of people in their lifetime say they’re never going to get married, then they fall in love and then they get married. I think that’s the case here. It may be a mushy type of a metaphor, but it’s true. I think the fit is outstanding. The other part of the question and/or answer is you got to remember that 70% of the present Willis business is unaffected by what goes on here. So if we find something that may be attractive in another part of the world, certainly, I don’t think at this size, from a credit market point of view, but we’d certainly take a look at it. And don’t forget that in 2010 we will acquire the remaining part of Gras Savoye that we don’t own or at least to the point where we consolidated. So we got enough on our plate, which we think is exciting and very attractive.

<Q – Matthew Heimermann>: Okay. Thank you for that. I guess a couple numbers questions. One, can you just talk about what the financing cost might look like on the debt outstanding?

<A – Patrick Regan>: Probably you should look at LIBOR plus 200, that kind of range.

<Q – Matthew Heimermann>: Okay, and that’s going to be floating or fixed?

<A – Patrick Regan>: Fixed.

<Q – Matthew Heimermann>: Okay. And then, the other question was on the amortize – or goodwill versus identifiable intangibles, if you have a sense of rough breakdown?

<A – Patrick Regan>: We’ve modeled on the basis of about 40%. Obviously, we need to go through a further process with our auditors, but we’ve assumed about 40% for intangibles.

<Q – Matthew Heimermann>: Okay. And then, I guess maybe one other question is just – and I apologize if this is asked incorrectly, because I haven’t covered Hilb as closely. But the Bank of America insurance deal I think was a big deal last year and just was curious whether or not that integration is done and whether there’s any additional contemplation of a new look at that post this deal?

<A – Martin Vaughan, III>: Matt, this is Mell. The Bank of America acquisition was completed I think, November 1, and due to the nature of their business and the geographic locations, there is not a lot of physical integration. The IT integration, all the human resource integration, those type financial integration, all of that was done within the first 60 days following the acquisition. Does that answer you?

<Q – Matthew Heimermann>: Yes. No, that’s helpful. And then, maybe one follow-up question is just, I was just curious and this kind of gets to this whole issue of contingent commissions and can you get more or less, but I was just curious about how similar or different the carriers that with which business is placed, how different or similar is that between the two companies?

<A – Joseph Plumeri>: I think, we share the largest market is the same. But when you go down after that, we found out that a lot of our markets, because of the globality of Willis, start to change, which makes it kind of interesting. So, it broadens our marketing capability we do business – but we do business with the same carriers. The question is, is how much more do we do with one than Hilb might do because they’re domestic totally and we’re more global. We find that our presence with more global carriers, I think it’s true to say, is probably much more influential than what Hilb has and they do business with more domestic carriers.

<Q – Matthew Heimermann>: All right. I appreciate it. Thank you.

<A – Joseph Plumeri>: You’re welcome.

<A – Martin Vaughan, III>: Thank you, Matt.

Operator: Thank you. our next question or comment comes from Brian Meredith. Your line is open and please state your company name.

<Q – Brian Meredith>: Yes, with UBS. Good morning.

<A – Joseph Plumeri>: Hi, Brian.

<A – Martin Vaughan, III>: Hi, Brian.

<Q – Brian Meredith>: A couple questions here. First, Joe or Mell, can you talk about cultures here and how the cultures fit together? My impressions is that HRH is a run little bit more autonomously, where obviously Willis is more of a one-company concept. Is that true or maybe not – how do the cultures fit together here?

<A – Joseph Plumeri>: Well, I think what was most attractive about our conversation, my conversations with Mell is the fact that obviously our philosophy is to be more integrated or very integrated and to create one culture, one flag, you’ve heard me talk about till you’re tired of hearing it. What was really great to hear is that after Mell had been so successful in making so many acquisitions when he got here at the Hilb Rogal, it was $100 million business and to find themselves with 800 million now today is laudable. He was embarking upon a restructuring program with a greater degree of integration. So we both were going down the same track or he was going on the same track that we were on, which made the integration process and the cultures very, very compatible in terms of what we were trying to do as an objective.

<A – Martin Vaughan, III>: Brian, this is Mell. As we – it was quite surprising as we went through because I knew quite a bit about Willis, but not very much specifically about Willis in the US and it was much more of a mirror image than I thought it would be and clearly, a lot of shared strategies, a lot of shared vision, a lot of shared passion, Willis says one flag, we say one company. But I think the most important thing in all of it as we blend the companies together, is that the local contact, the local service is key for both companies and providing that local contact and service to clients with high-end professional services, with high-end professional talent that can be deployed as needed across the enterprise, that’s something that we both share and it’s extremely important to our clients.

<A – Joseph Plumeri>: Brian, as you know, we have a word that we call global, which is global resources delivered locally. I mentioned that earlier. So we couldn’t be more closer aligned than that because everything we do is local, everything Mell does is local and I think if you wrote down on a piece of paper, we ask clients, “What do you want?” They would say, “Somebody that I could see and touch and talk to everyday but yet has the strength of all the resources available that’s outside of the local.” That’s exactly what we offer. That is totally compatible and that’s what the springboard is, I think for the success of what we’re going to do.

<Q – Brian Meredith>: Okay, and then the second question is Pat, did the projections that you’ve outlined here assume any lost revenues?

<A – Patrick Regan>: Joe mentioned earlier our thoughts in terms of what are we going to do in terms of producer retention and stuff like that, even actually following on from Keith’s question, to the extent that producers can earn additional from our switch to commissions, that all helps. We’ve achieved a modest amount of revenue attrition from a combination in years one and two.

<Q – Brian Meredith>: Okay. Thank you.

<A – Joseph Plumeri>: Thank you.

<A – Martin Vaughan, III>: Thanks, Brian.

Operator: Thank you. Our next question or comment comes from Nik Fisken. Your line is open and please state your company name.

<Q – Brett Huff>: Good morning. This is Brett Huff calling in for Nik. Congrats to you both on the deal.

<A – Joseph Plumeri>: Thank you.

<A – Martin Vaughan, III>: Thank you.

<Q – Brett Huff>: One question just sort of on the deal, have you discussed or are there any potential break up fees if anything goes awry? It doesn’t sound like it will but have you commented at all on that?

<A – Joseph Plumeri>: I won’t comment on the amount of the fee, but yes there is, but we don’t anticipate having to utilize it.

<Q – Brett Huff>: Okay. And then, one follow-up question on the expertise question that was asked I believe just prior to this. I know that HRH have been working on building up its own expertise in particular areas. Are there particular things that Willis gets or that HRH brings to the table in terms of depth of expertise on energy or any of those particular items that Willis is particularly excited about?

<A – Joseph Plumeri>: Yes, I’m excited about the whole thing, as you can see. They have a terrific employee benefits operation, which is bigger than ours in the United States, which is terrific; about 200 million versus our 150, so that’s 350 and that’s great. They have a complex property operation, which is outstanding. They have personal lines, which I told you is bigger than ours and puts us in that business. I couldn’t go out and acquire that alone and get away with – number one, you couldn’t find one. And two, the multiple would probably be exorbitant. So we – there’s a lot, aside from the presence locally, of what they got. I mean it just fits beautifully. It was all in our plan to accomplish over the next three years, but very great difficult to do in the absence of this transaction. From their point of view, I’ll let Mell speak from himself, but obviously the specialisms that we have all over the world in energy and aerospace and marine and construction and all of the things that you’re well aware of now, I think should be very appealing from a producer point of view and be able to enhance their deck of cards, if you will, to be able to offer clients.

<A – Martin Vaughan, III>: This is Mell, Brad. As we’ve gone upstream with sophistication and larger clients and more sophisticated clients over the years, obviously one of the things that we’ve been studying and concerned about is our ability to represent ourselves globally and this transaction gives us the great overseas manufacturing plant that we need for our distribution here in the United States and we can’t talk much about integration at this point but we’ve talked about it here and the talent – the complementary nature of the talent is unbelievable, far greater than I had ever dreamed and it’s one of the things that really got us excited as we went along.

<A – Joseph Plumeri>: Even middle market clients, I think, in the US are now finding that they’re doing more and more business outside the US. Their supply chain is more and more global or international than just confined to the United States, and so having the expertise of being able to service their business outside the United States, even though they’re a US company and a middle market company, has got be attractive to all concerned.

<A – Martin Vaughan, III>: Absolutely.

<Q – Brett Huff>: And then one last quick question. What was – how did the – can you give us any color on the sale process and how that went? Whether there were multiple people involved or...

<A – Joseph Plumeri>: I think I could speak for Mell and myself, that it started – we’ve known each other for four or five years, always enjoyed talking about the business and always felt comfortable with each other. And I think if you look at the history of good deals, you find out they were born out of relationships over time where people were comfortable with each other and most, I think, importantly, a couple of people who wanted to do something great, a couple of people who wanted to do something special and I think I speak for both of us when I say that we want to do something special here and we want to do something great.

<A – Martin Vaughan, III>: Absolutely, yes.

<Q – Brett Huff>: Okay. That’s all I had. Thank you.

<A – Martin Vaughan, III>: Thanks, Brett.

Operator: Thank you. Our next question or comment comes from Tony Reiner. Your line is open and please state your company name.

<Q>: Hi, how you doing? Congratulations on the deal.

<A – Joseph Plumeri>: Hi, Tony.

<Q>: Just – most of my questions have been answered. I guess, just two little housekeeping questions. One, could you just – can you tell me kind of how long this deal took to come together? Has this been in the makings for a long time?

<A – Joseph Plumeri>: Aside from all the conversations that Mell and I had over the years, I would say that over the last three or four months.

<Q>: Okay, thank you. And next, as far as the alteration of the increase in the cash, is this done mostly for the purpose of maintaining a tax-free structure?

<A – Patrick Regan>: In terms of how the fixed value collar works, it’s been done for a few reasons really, but one of the – obviously, we will have a structure that will maintain tax-free status. Yes, that’s one of the inklings.

<Q>: Okay, fantastic. Thanks very much. Congrats again.

<A – Joseph Plumeri>: Thank you.

Operator: Thank you. Our next question or comment comes from Bill Wilt. Your line is open and please state your company name.

<Q – William Wilt>: Hi, from Morgan Stanley. Thanks for taking the call.

<A – Joseph Plumeri>: Hi, Bill.

<A – Martin Vaughan, III>: Hi, Bill.

<Q – William Wilt>: Hi, good morning. Just quickly, on the topic of revenue attrition, and I apologize if you’ve already address this, but in the HRH business the 9% that is wholesale, described as wholesale, I don’t know HRH well, but perhaps you could comment on that? And then the question is, is there any from a regulatory perspective or for a strategic fit perspective, is there anything – any yellow flags to put on that business going forward? Thanks.

<A – Joseph Plumeri>: I don’t think so. There’s nothing from a regulatory nature that disallows us to be in a wholesale business. So I don’t know that there’s any flags in that regard and like anything else, when you do combinations, you look to see how strategically everything fits and – but from a point of view of being compelled to do this or that, none.

<Q – William Hilt>: Okay.

<A – Martin Vaughan, III>: Bill, This is Mell. The other part of your question is about the wholesale businesses and we have – HRH has two really great types of wholesale businesses in the US. We have what would commonly be referred to as E&S brokerage, which we – which is a brand that has Bliss & Glennon and is heavy in California, Florida, Texas, Illinois and then we have what – we have MGU/MGA, managing general underwriting businesses for – that are primarily program oriented wholesale businesses. So those are all terrific businesses and they’re part of what we’re trying to do here.

<Q – William Wilt>: Very good. Thank you.

<A – Martin Vaughan, III>: Thank you.

Operator: Thank you. Our next question or comment comes from Brian Furbish. Your line is open and please state your company name.

<Q>: Hi, guys, Churchill Capital.

<A – Joseph Plumeri>: Hi, Brian.

<A – Martin Vaughan, III>: Hi, Brian.

<Q>: One quick question on the regulatory front. Do you have any clarity on what specific reviews or license transfers are going to be necessary?

<A – Joseph Plumeri>: In what regard? Do you want to be specific?

<Q>: Well basically – I mean obviously, there’s going to be HSR, I was just curious if there’s going to be any other domestic reviews and/or necessary license transfers in terms of, I guess, insurance licenses?

<A – Joseph Plumeri>: I’ll let Adam Ciongoli, our General Counsel, answer that question.

<Q>: Okay.

<A – Adam Ciongoli>: Obviously, we’ll be filing an HSR filling. In addition, we’ll be filing in Texas, Florida and New York State and working with the regulators there. There may be some other notifications required, but those’ll be the filings that are required here.

<Q>: Okay, great. One follow-up as well, is there any possibility of divestitures in some of the overlap areas?

<A – Joseph Plumeri>: We haven’t really looked at that. I mean none of the synergies I will tell you that we have put into the 100 million, does not call for divestitures. They call for efficiencies, but not necessarily divestitures.

<Q>: Okay.

<A – Joseph Plumeri>: That’s something that we’ll look at as the integration plan and as our plans is unfold together.

<Q>: Okay, great. Thanks a lot guys. Congrats.

<A – Joseph Plumeri>: Thank you.

<A – Martin Vaughan, III>: Thanks.

Operator: Thank you. Our next question comes from Henry Casiglia. Your line is open and please state your company name.

<Q>: Alpine Associates, and all of my questions have been answered. Thank you.

<A – Joseph Plumeri>: Thank you.

<A – Martin Vaughan, III>: Thank you, Henry .

Operator: Thank you. And our next question or comment comes from Andy Baker. Your line is open, and please state your company name.

<Q>: Thank you, Jefferies and Company.

<A – Joseph Plumeri>: Hi, Andy .

<A – Martin Vaughan, III>: Hi, Andy .

<Q>: Just a question, I noticed that you pointed out in the release, just a sort of technical question on the election. But it says that under certain circumstances, you can – you would pay more cash and one of them is obviously that you don’t have to have a shareholder vote. The other one seems to indicate that if everybody elects cash, would you pay cash?

<A – Patrick Regan>: The stockholders individually can elect cash stock, but obviously, there will be a pro rata back to the 50/50 cash and stock.

<Q>: It says that, if you can just clarify for me because I couldn’t understand. The cash consideration could be increased about 50% if the stock election represents less than 50% of the total consideration. Is that just based upon value or number of shares or...

<A – Patrick Regan>: It would be our intention to pro rata back to – well once that technically true, it’s our intention that the individual shareholders have the choice between cash and stock, but it’s our intention to pro rata back to the 50/50 split.

<Q>: Okay, fair enough. And then just another question, I think following on the last caller’s question. I guess the question was – my question is, if you – in any of these areas where you have overlaps, do you have what the antitrust regulators might consider a dominant position such that they would require...

<A – Martin Vaughan, III>: No. We don’t believe so.

<Q>: Thank you very much.

Operator: Thank you. Our next question or comment comes from Josh Pechter. Your line is open.

<Q>: Hi, Cacti Asset Management. Mell, for those of us who don’t follow HRH as closely as we do Willis, would you be able to give us some idea, how does the HRH pipeline for 2008/2009 look? Are things improving? Is the US market getting better for your business?

<A – Martin Vaughan, III>: Our projections call for a continuing soft market for ‘08 for the balance of ‘08 and ‘09. And as Pat has said already in his comments, the projections that are in this combination call for flat EBITDA on the HRH side for that period of time, and they also call for flat organic growth. And now, we could – we would hope for some improvement, but we’re going to manage to the fact that we believe the rates or the P&C, commercial property causality rates are going to continue to go down in the same – to the same degree that we’re seeing now.

<Q>: So, Joe, everyone kind of asked when they saw the combination this morning, why now? Everyone’s screaming it’s going to get worse. You’re kind of at the disposal of all these – you could buy any one you wanted. Why choose them now versus all the other peers and I guess the timing of this?

<A – Joseph Plumeri>: Well, as I said before, I think we found somebody that was a terrific fit for all the reasons that I have elaborated. You can’t say I go out buying – shopping everyday, I haven’t done that. So it’s a perfect example that I believe, at least from my point of view, that this was the perfect fit for us and we tried to elaborate that for you. I think what’s also important is that when we did the analysis, I know I’m being redundant but it’s very important. Any time you think a deal works by eliminating less than 10% of the combined expenses, that’s a great litmus test to begin with in terms of suggesting that this has really got a lot of legs in any kind of an environment.

Second – and thirdly, this combination is not about taking a lot of costs out. This combination is about growth, it’s about value. What clients want is more value at less cost. We have a great ability to generate a lot of value for our clients by all of the things that we’ve mentioned and we have a great deal of an opportunity here to create efficiencies at the same time so that when you go forward and you have an opportunity to say how could you grow a business, give clients more value and do it more efficiently, irrespective of what the timing might be, that’s a great opportunity for us.

<Q>: You are not seeing...

<A – Joseph Plumeri>: It has nothing to do with where we are in the cycle. When you can do it with out expecting a lot, as Mell said, we expect flat and we haven’t been over generous in our assumptions and when you look at what it means to the accretion to the company, if you add 100 million of these synergies, that’s 300 million of incremental EBITDA, which means that you buy the company for less than seven times EBITDA. That’s a great transaction and it has nothing to do with timing. It has everything to do with opportunity and fit.

<Q>: I guess the thought this morning was whether, I mean, given you guys have much better views of your pipelines for the next year or two, whether you’re seeing a bottoming in the market and therefore, the time is right to strike before you see any improvement. You’re saying that’s not accurate?

<A – Joseph Plumeri>: I wish I was that smart. But I’ll take it if you want give it to me.

<Q>: No, do you...

<A – Joseph Plumeri>: No, I think in all seriousness, Josh , I just think it has to do with the opportunity that existed, the relationship that Mell and I have that we saw something special here, we saw great opportunities, and just a wonderful fit. There wasn’t any time along the way where the fit wasn’t perfect. There wasn’t any place that I saw oh, my goodness, we’re going to have to worry about that, and it happens all the time with deals. But I got to tell you for me, that didn’t happen and not one time during the process that we went through and I was telling this to Pat this morning, did I say to him, I’m not sure about this, which always happens in these things because it’s so big. So I am absolutely clear, I’m absolutely – we’re focused, and this is, for us, I think a terrific transaction.

<Q>: Let me just carry one more thing because there was a myth that was put to rest on this call that really I got lost on. Every person I know that covers this industry believes that contingent commissions have 70 to 90% operating margins. I mean the stuff drops to the bottom and you said it had more like 20% operating margins.

<A – Joseph Plumeri>: No, I didn’t say that. I said that the difference between a contingent, which has 70, 90 maybe even 100 depending upon how a company operates goes to the bottom.

<Q>: Right.

<A – Joseph Plumier>: I said the difference was between a contingent and a commission you have to pay out 20% or so in commissions.

<Q>: Okay. So the earlier question in which you give up X millions in revenue that’s contingent commission and it has a disproportionate impact on profitability, if you’re counting on the 25 to 50 basis point increase in your total base of revenue, if you don’t get that, we should expect that those revenue – those profit dollars will have a bigger disproportionate impact. Is that fair?

<A – Joseph Plumeri>: Well it’s technically fair, but I think you’re being too generous with your assumptions. Let me go back again. We’re talking about 50 million of contingents, which for the extents of – for the case of an illustrative purposes goes to the bottom line.

<Q>: Right.

<A – Joseph Plumeri>: We’d have to make 50 million up plus 20% in commissions or 60 million over the course of the next three years. Three years, we’ve got to do that. Now if you take 50 basis points on 20 million, that’s 100 million. That’s more than 60 million. If you take 30 basis points, we go from 10% effectively commissions as an illustration to 10.3%. You’ve made up the entirety including commissions. And I think in three years, with a proactive coordinated marketing effort, we should be able to do that with all the buying power we have.

<Q>: I’m going to have to have Kerry walk me through because those numbers on the back of my envelope here don’t make sense to me, in the sense of – I think we might be talking revenue versus profits, 50 million of profits. If you go back to the top, what do you have to earn on a revenue dollar to get a $50 million of profit?

<A – Joseph Plumeri>: You have to get – if you take 20 billion of commissions...

<Q>: You have to get how much in commissions?

<A – Joseph Plumeri>: 20 billion of premium that you place in the market. You with me?

<Q>: Right. Okay.

<A – Joseph Plumeri>: 20 billion. All I’m suggesting is that in North America, by placing 20 billion of premium into the markets, at the end of three years, we need to be able to generate 30 basis points more of commission to get to 60 million of commissions, what makes up the contingents and the commission pay outs.

<Q>: Right, so 6 to $8 billion of new revenue to offset that 50 to $60 million of lost profitability?

<A – Joseph Plumeri>: No, it’s 60 million of revenue.

<A – Patrick Regan>: Josh , what we’re saying effectively is, is you replace the contingents with higher base commission levels, they have basically the same level of profitability other than you need to pay out an amount to producers on base commission that you don’t pay on contingents. So it’s basically you replace the 50 million with a little bit over 50 million, which is generated by high commissions.

<Q>: I understand, okay. I’m just trying to figure out if you can’t get contingents any more and you have to replace it with regular revenues...

<A – Patrick Regan>: No, that’s not what we’re saying. We’re saying you replace it with higher base commission levels.

<Q>: Right. Okay. Thanks

<A – Patrick Regan>: I don’t think it’s – the higher based commission levels is 30 basis points higher, its not...

<Q>: I appreciate it. Thanks so much, guys. I appreciate the time.

<A – Joseph Plumeri>: You’re welcome.

<A – Patrick Regan>: Thank you.

Operator: Thank you and that concludes the Q&A session for today’s conference call. I’d now like to turn it back over to our speakers for closing comments.

Joseph J. Plumeri, Chairman and Chief Executive Officer

I think we’ve said everything we need to say. This is a great combination. Hopefully, you have heard in our voice and in our explanation our great enthusiasm over this combination. And I want to tell all of our new friends at HRH that we’re proud to be in business with you. Thank you very much.

Patrick C. Regan, Group Chief Operating Officer and Chief Financial Officer

Thank you.

Operator: Thank you. That concludes today’s conference call. Thank you for your participation. You may disconnect at this time.

Forward-Looking Statements

This communication may contain forward-looking information regarding Willis Group Holdings Limited and Hilb Rogal & Hobbs Company and the combined company after the completion of the transaction that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the potential benefits of the business combination transaction involving Willis and HRH, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on current beliefs, expectations, forecasts and assumptions of Willis’s and HRH’s management that are subject to risks and uncertainties which could cause actual outcomes and results to differ materially from these statements. Other risks and uncertainties relating to the proposed transaction include, but are not limited to, the satisfaction of conditions to closing, including receipt of shareholder, regulatory and other approvals on the proposed terms and schedule, the proposed transaction may not be consummated on the proposed terms and schedule, uncertainty of the expected financial performance of Willis following completion of the proposed transaction, Willis may not be able to achieve the expected cost savings, synergies and other strategic benefits as a result of the proposed transaction or may take longer to achieve the cost savings, synergies and benefits than expected, the integration of HRH with Willis’s operations may not be successful or may be materially delayed or may be more costly or difficult than expected, general industry and market conditions, general domestic and international economic conditions and governmental laws and regulations affecting domestic and foreign operations.

For more information regarding other related risks, see Item 1A of Willis’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, and Item 1A of HRH’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, and similar sections of each company’s quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2008. Copies of said 10-Ks and 10-Qs are available online at http://www.sec.gov or on request from the applicable company. You should not place undue reliance on forward-looking statements, which speak only as of the date of this communication. Except for any obligation to disclose material information under the Federal securities laws, Willis and HRH undertake no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this communication.

Important Merger Information

In connection with the proposed transaction, Willis and HRH intend to file relevant materials with the Securities and Exchange Commission (“SEC”). Willis will file with the SEC a Registration Statement on Form S-4 that includes a proxy statement of HRH that also constitutes a prospectus of Willis. HRH will mail the proxy statement/prospectus to its shareholders. Investors are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Investors will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Willis and HRH without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. You may also obtain these documents, free of charge, from Willis’s website (www.willis.com) under the tab “Investor Relations” and then under the heading “Financial Reporting” then under the item “SEC Filings.” You may also obtain these documents, free of charge, from HRH’s website (www.hrh.com) under the heading “Investor Relations” and then under the tab “SEC Filings.”

Willis, HRH and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies from HRH shareholders in connection with the proposed transaction. Information about Willis’s directors and executive officers is available in Willis’s proxy statement, dated March 17, 2008. Information about HRH’s directors and executive officers is available in HRH’s proxy statement, dated March 31, 2008. Additional information about the interests of potential participants will be included in the prospectus/proxy statement when it becomes available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus, meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.